"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, N
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, Investor Relations, Telephone: +4722544411

Date: 15 August 2005

## ORK – Trade subject to notification

On 12 August 2005, in connection with its option programme, Orkla exercised 4,000 options at a strike price of NOK 127 and 5,000 at NOK 130.

The transaction concern the following primary insider:
- Anders Berggren, exercised 4,000 at a price of 127 and 5,000 shares at NOK 130 and, at the same time, sold 9,000 shares at a price of NOK 255.99. His new total holding in Orkla is 4,671 shares, 28,000 options in Orkla shares and 5,000 synthetic options.

A total of 1,566,875 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,162,478 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,146,407 of its own shares.

# Melding til Oslo Børs

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

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Ref.:
Nils Selte, Canica AS, Tef.: ++47 2413 3000
Ellen Ronæss, Orklas Aksjonærservice, Tel: +47 2254 4430

Date: 18. August 2005

## ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, bought yesterday 2,261,879 shares in Orkla ASA at a share price of NOK 262.28. After the transaction, Stein Erik Hagen and his close associates own 26,309,000 shares in Orkla ASA.

# Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

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Ref.:
Rune Helland, Investor Relations, Tel: +47 22 54 44 11
Ellen Ronæss, Aksjonærservice, Tel.: +47 22544430

Date: 17 August 2005

## ORK – Amortisation of own shares

On 14 April 2005 the Annual General Meeting of Orkla adopted to reduce the company's share capital by NOK 25,100,443.75 by redeeming (amortising) 4,016,071 of the shares owned by Orkla ASA.

The amortisation (cancellation) of shares has now been carried out and the number of shares in the company has been reduced from 212,302,265 to 208,286,194. The share capital has been reduced from NOK 1,326,889,156.25 to NOK 1,301,788,712.50.

Following this amortisation Orkla owns 2,134,074 own shares.